

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2014

Via Email
Jeffrey Wood
Chief Financial Officer
Eagle Rock Energy Partners, LP
1415 Louisiana Street
Suite 2700
Houston, TX 77002

> **Re:** **Eagle Rock Energy Partners, LP**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed March 1, 2013**
> **Response Letter Dated January 10, 2014**
> **File No. 001-33016**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 31, 2014**
> **File No. 001-33016**

Dear Mr. Wood:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Reconciliation of Adjusted EBITDA to net cash flows from operating activities and net income (loss), page 61

1.   We note your response to prior comment number 5 from our letter dated December 20, 2013. Provide us, as supplemental information, an analysis which compares your original and alternative methods of accounting for commodity hedge costs and which

clearly explains why there is a difference in reported net income (loss) under the two methods. As part of your response, provide a complete set of example journal entries and account balances (T accounts) under each method.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page F-50

2. We have read your response to prior comment 10 in the letter dated December 20, 2013 and do not concur with your conclusion that the determination of the estimates of your oil and gas reserve quantities and associated future net cash flows should give effect to the revenue derived by the sale of sulfur extracted to make your gas saleable. Sulfur is not a hydrocarbon and therefore does not represent a "saleable hydrocarbon" as defined in Rule 4-10(a)(16) of Regulation S-X. The cost to remove the sulfur is part of the cost of producing the oil and gas and must be included; however, the revenue derived from the sale of non-hydrocarbons should not be included in the determination of economic producibility per Rule 4-10(a)(10) of Regulation S-X or in the computation of future cash flows which relates specifically to the future cash flows from the entity's proved oil and gas reserves per FASB ASC paragraph 932-235-50-31. We re-issue our prior comment 10.

Preliminary Proxy Statement on Schedule 14A

3. Please understand that all outstanding comments relating to your Form 10-K will need to be resolved prior to filing a definitive proxy statement on Schedule 14A.

You may contact Jennifer O'Brien, Staff Accountant, at (202)-551-3721 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Angie Kim, Attorney-Adviser, at (202) 551-3535 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant